SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 04/29/2019

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail
Instructions on how to cast your vote

This Ballot Paper for the shareholders’ exercise of their voting rights at a distance (the “Ballot Paper”) concerning the agenda items of the 64th Annual General Meeting and 199th Extraordinary General Meeting of Companhia Paranaense de Energia S.A. (“COPEL” or “the Company”), to be held on April 29, 2019, at 01 p.m. (the “AGM”), shall be filled in in the case of the shareholders opting to cast their vote on the agenda items of this AGM at a distance, in accordance with the sole paragraph of article 121 of the Brazilian Corporation Law no. 6,404/1976, (the “Public Limited Companies Act”), and of the Brazilian Securities and Exchange Commission - CVM’s Rule no.
481/2009 (the “CVM’s Rule no. 481”).
Should the shareholders opt to exercise their voting rights at a distance, it is mandatory that they fill in this Ballot Paper with their full name (or company name in case of a corporate entity) and their Brazilian individual taxpayer card (CPF) or corporate taxpayer card (CNPJ) number. It is also recommended that they fill out their email address.
For the Ballot Paper to be deemed as valid and the votes cast by ballot to be collated for the final result of each of the resolutions of this AGM (i) all the fields of the ballot paper shall be filled in; (ii) each page of the ballot shall be initialled by the shareholder; and (iii) the shareholder (or his legal representative, as applicable) shall sign the ballot paper.
A notarized signature stamp must be provided.
The shareholders shall send this Ballot Paper through their qualified service providers until April 23, 2019, in accordance with subitem II of article 21-b of CVM’s Rule no. 481.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider
The shareholders opting to exercise their voting rights at a distance shall: (i) fill in this Ballot Paper and deliver it directly to Copel’s head office (Diretoria de Finanças e de Relações com Investidores - Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR; (ii) send instructions on their vote to their qualified service providers, in accordance with subitem II of article 21-b of CVM’s Rule no. 481, who, in turn, will send the shareholders’ assent and dissent to the resolutions of the AGM to BM&FBOVESPA’s Central Securities Depository; and (iii) access the website links provided by Copel for electronically filling out and registering the ballot (www.proxyvoting.com.br), being mandatory the delivering of the shareholders’ supporting documentation.
Should the shareholders opt to exercise their voting rights as described in items (i) and (ii) above, the following documents shall be delivered to Copel’s head office (c/o Diretor de Finanças e de Relações com Investidores; Departamento de Acionistas e Custódia; Rua Coronel Dulcídio nº 800, 3º andar, Curitiba - PR): (i) a printed copy of the completed ballot form, duly initialled and signed; and (ii) a notarized copy of: (a) individual taxpayers: the shareholder’s identity card with a photo (RG); (b) corporate taxpayers: the updated copy of the Company’s Bylaws or of the Consolidated Articles of Incorporation, and of its alterations, if applicable, and of the corporate documents granting legal representation of the shareholder concerned (together with a copy of his/her identity card with a photo); (c) investment funds: the updated consolidated Investment Fund Regulation; the updated Consolidated Articles of Incorporation or Bylaws, if applicable, (note: the voting policy of the investment fund shall be taken into account) and corporate documents granting legal representation; and copy of the legal representative identity card with a photo.
Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

Companhia Paranaense de Energia S.A. - COPEL
Rua Coronel Dulcídio nº 800 - 3º andar, Diretoria de Finanças e de Relações com Investidores, em seu Departamento de Acionistas e Custódia.
E-mail: acionistas@copel.com

Resolutions concerning the Annual General Meeting (AGM)
Simple Resolution 1. Analysis, discussion and voting on the Annual Management Report, balance sheet and other financial statements for fiscal year 2018. [ ] Approve [ ] Reject [ ] Abstain

Simple Resolution
2. To decide on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2018 in the amount of R$1,468,532,038.93 — including profit sharing payment —

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 04/29/2019 the fiscal year 2018 in the amount of R$1,468,532,038.93 — including profit sharing payment —
and the subsequent distribution of shareholders’ earnings, in the gross amount of R$393,140,612.29 — whose payment shall occur within 60 days of the Annual General Shareholders’ meeting taking place on April 29, 2019, as follows: interest on shareholders equity replacing dividends, in the gross amount of R$280,000,000.00, distributed at R$0.97515 per common share (ON), R$2.89050 per class A preferred share (PNA), and R$1.07270 per class B preferred share (PNB); and the remaining dividends in the amount of R$113,140,612.29, distributed at R$0.39537 per common share (ON), and R$0.43493 per class B preferred share (PNB).

[ ] Approve [ ] Reject [ ] Abstain

Election of the board of directors by candidate - Total members to be elected: 7

3. Election of the members of the Board of Directors

MARCEL MARTINS MALCZEWSKI - Indicado pelo Estado do Paraná, acionista majoritário

[  ] Approve [ ] Reject [ ] Abstain

DANIEL PIMENTEL SLAVIERO - Indicado pelo Estado do Paraná, acionista majoritário

[  ] Approve [ ] Reject [ ] Abstain

CARLOS BIEDERMANN - Indicado pelo Estado do Paraná, acionista majoritário

[  ] Approve [ ] Reject [ ] Abstain

GUSTAVO BONINI GUEDES - Indicado pelo Estado do Paraná, acionista majoritário

[  ] Approve [ ] Reject [ ] Abstain

MARCO ANTÔNIO BARBOSA CANDIDO - Indicado pelo Estado do Paraná, acionista majoritário

[  ] Approve [ ] Reject [ ] Abstain

LUIZ CLAUDIO MAIA VIEIRA - Indicado pelo Estado do Paraná, acionista majoritário

[  ] Approve [ ] Reject [ ] Abstain

ADRIANA ANGELA ANTONIOLLI - Indicada por processo eleitoral interno entre os empregados da Companhia

[  ] Approve [ ] Reject [ ] Abstain

4. In case of the adoption of the cumulative voting system, do you require the allocation of votes by percentage to candidates?

[  ] Yes [ ] No [ ] Abstain

5. Visualization of the percentage of votes to be allocated to candidates

MARCEL MARTINS MALCZEWSKI - Indicado pelo Estado do Paraná, acionista majoritário [  ] %

DANIEL PIMENTEL SLAVIERO - Indicado pelo Estado do Paraná, acionista majoritário [  ] %

CARLOS BIEDERMANN - Indicado pelo Estado do Paraná, acionista majoritário [  ] %

GUSTAVO BONINI GUEDES - Indicado pelo Estado do Paraná, acionista majoritário [  ] %

MARCO ANTÔNIO BARBOSA CANDIDO - Indicado pelo Estado do Paraná, acionista majoritário

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 04/29/2019

[ ] % LUIZ CLAUDIO MAIA VIEIRA - Indicado pelo Estado do Paraná, acionista majoritário [ ] % ADRIANA ANGELA ANTONIOLLI - Indicada por processo eleitoral interno entre os empregados da Companhia [ ] %
Simple Question
6. Do you require the adoption of the cumulative voting procedure to elect the members of the
Board of Directors in accordance with Article 141 of the Brazilian Corporation Law no. 6,404/1976,
of December 15, 1976?
[ ] Yes [ ] No [ ] Abstain

Election of the fiscal council by candidate - Total members to be elected: 3

7. Election of sitting and alternate members of the Supervisory Committee

NILSO ROMEU SGUAREZI - Titular / OTAMIR CÉSAR MARTINS - Suplente - Indicados pelo Estado do Paraná, acionista majoritário

[  ] Approve [  ] Reject [  ] Abstain

HARRY FRANÇÓIA JÚNIOR - Titular / Suplente a ser definido - Indicados pelo Estado do Paraná, acionista majoritário

[  ] Approve [  ] Reject [  ] Abstain

DEMÉTRIUS NICHELE MACEI - Titular / Suplente a ser definido - Indicados pelo Estado do Paraná, acionista majoritário

[  ] Approve [  ] Reject [  ] Abstain

Simple Resolution
8. Analysis, discussion and voting of the proposal for nomination of members to the Nomination and Evaluation Committee - NEC, with election of the following members:
PAULO HENRIQUE LAPORTE AMBROZEWICZ
MARCOS DOMAKOSKI
CLÁUDIO NOGAS

[  ] Approve [  ] Reject [  ] Abstain

Simple Resolution
9. Establishment of the compensation of the Management members, of the Supervisory Committee and members of Statutory Committees for fiscal year 2019.

[  ] Approve [  ] Reject [  ] Abstain

City :__________________________________________________________________________

Date :__________________________________________________________________________

Signature :_____________________________________________________________________

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - CIA PARANAENSE DE ENERGIA - COPEL to be held on 04/29/2019

Shareholder's Name :____________________________________________________________
Phone Number :__________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date April 1, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.